[ELDORADO LETTER HEAD]

November 10, 2008

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Chris White
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated October 22, 2008, regarding

Eldorado Gold Corporation

Form 40-F for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the October 22, 2008 letter regarding the above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 (File No. 001-31522). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2007

Disclosure Controls and Procedures, page 4

Staff Comment No. 1 and 2.

We note your response to prior comment two. Please set forth, as done in your response, information regarding when the material weakness was discovered and by whom. Please include updated certifications at the time of the filing of your amendment.

Securities and Exchange Commission

November 10, 2008

Please file an amended report that sets forth in greater detail each material component of the “clearly defined accounting policy and procedure” that you intend to implement to address the material weakness. Further and as set forth in your response, revise to disclosure the remedial actions you have implemented to date. Please include updated certifications at the time of the filling of your amendment.

Eldorado Gold’s Response:

We have amended our report in Form 40- F for the fiscal year ended December 31, 2007, which has been filed concurrent with this response letter.

Note 2. Significant accounting policies

(i) Exploration and development

Staff Comment No. 3.

We note your response to our prior comment 3, and your proposed disclosure for future fillings. Clarify the specific prices contemplated by “long-term metal prices” when determining that a mineral resource can be economically extracted. Tell us exactly how you determine the prices used for purposes of reserve determination comply with the Industry Guide 7 for US GAAP reporting purposes.

Eldorado Gold’s Response:

When determining that a mineral resource can be economically extracted we consider the long term gold prices calculated as the three year historical average based on the daily London fixed pm price published on Kitco.com.

We believe this approach to calculating the long term metal prices provides a reasonable basis to determine the part of the mineral deposit which could be economically extracted and produced at the time of reserve determination.

Note 8. Mining interests

Staff Comment No. 4.

We note your response to our prior comment 5. For your deferred development costs, tell us and disclose what types of permits are required for construction. Further, tell us if the permits required for construction impede your ability to legally extract mineral deposits. If the permits do impede your ability to legally extract mineral deposits, tell us why it is appropriate to capitalize these deferred development costs for purposes of U.S.GAAP.

Securities and Exchange Commission

November 10, 2008

Eldorado Gold’s Response:

The permitting process varies from jurisdiction to jurisdiction. In the countries where we operate the permitting process starts with submission of an Environmental Impact Assessment (“EIA”) Report to the Ministry of Environment. Upon approval of the EIA an Environmental Positive Certificate (“EPC”) is issued. This certificate specifies environmental controls measures, monitoring and reclamation requirements, financial guarantees for mine closure and reclamation and liability insurance levels.

Once the EPC is received, the land use acquisition process begins, followed by power, water-rights, access road and project site forest permits. Once this process is underway, the company is allowed to start construction.

Other permits to be obtained during construction are blasting and explosives, work place labor permit, air emission and discharge permits.

In all jurisdictions we operate to date, we are required to have legal rights to the deposit and the legal right to extract minerals before starting construction. Therefore, the permits required for construction described above do not impede our ability to legally extract mineral deposits.

Management’s Discussion and Analysis

Depletion, Depreciation and Amortization, page 8

Staff Comment No. 5.

We note your response to our prior comment 6 and your conclusion that the amortization of the Sao Bento assets in 2006 and 2007 would not have resulted in a material adjustment to the financial statements based on the passage of time. Please quantify the amounts that should have been recorded as amortization for 2006 and 2007 and provide us with your SAB No. 99 analysis that supports your conclusion the amortization expense would have been immaterial for US GAAP purposes. As part of your response, please clarify how you determined that the passage of time is an adequate reason to conclude that an error would not have been material.

Eldorado Gold’s Response:

The amortization amount that would have been recorded is $360,800 and $316,764 for 2006 and 2007 respectively. This represents 0.07 % and 0.06% of the total assets under US GAAP as at December 31, 2006 and 2007 respectively.

When evaluating materiality we consider the business of the company and the users of the consolidated financial statements. As at December 31, 2006, the main assets of the company were the Kisladag mine, which was in its first six months of production, the Tanjianshan mine which was under construction and our Sao Bento mine which was in its last full year of production. Based on the stage of our business at the time (December 31, 2006), we concluded that shareholders were giving value to our stock based on our existing assets and future production not on our current results from operations. As at December 31, 2006 the total assets of the company under US GAAP were $508,302,000 and the amortization that would

Securities and Exchange Commission

November 10, 2008

have been recorded was $360,800. This together with the fact that this is a non cash item was the basis for our conclusion that the amortization expense would not have been material for US GAAP purposes.

As at December 31, 2007, the Sao Bento mine had ceased production, production at the Kisladag mine has been suspended for five month and the Tanjianshan mine has been producing for ten month. Based on the stage of our business at the time (December 31, 2007), we concluded that shareholders were giving value to our stock based on our assets and on our results from operations. As at December 31, 2007 the total assets of the company under US GAAP were $568,400,000 and its Comprehensive income for the year was $31,499,000. The amortization that would have been recorded was $316,764. This together with the fact that this is a non cash item was the basis for our conclusion that the amortization expense would not have been material for US GAAP purposes.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604 601 6661.

Sincerely,

Eldorado Gold Corporation

/s/ Earl W. Price

Earl W. Price

Chief Financial Officer